Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 28, 2014, relating to the consolidated financial statements and financial statement schedule of Central European Media Enterprises Ltd. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern) and the effectiveness of Central European Media Enterprises Ltd. and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of Central European Media Enterprises Ltd. and subsidiaries for the year ended December 31, 2013, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE LLP

London, United Kingdom

February 28, 2014